Exhibit 12

AMERICAN AIRLINES, INC

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Loss:
Loss before income taxes	$(153)	$129	$(868)	$(367)

Add: Total fixed charges (per below)	433	401	1,286	1,202

Less: Interest capitalized	11	7	27	23

Total earnings (loss) before income taxes	$269	$523	$391	$812

Fixed charges:
Interest	$173	$165	$512	$503

Portion of rental expense representative of the interest factor	255	232	758	683

Amortization of debt expense	5	4	16	16

Total fixed charges	$433	$401	$1,286	$1,202

Ratio of earnings to fixed charges	—	1.30	—	—

Coverage deficiency	$164	$—	$895	$390